

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. Mark D. Kucher, Chief Executive Officer
Battle Mountain Gold Exploration Corp.
One East Liberty Street
6th Floor, Suite 9
Reno, Nevada 89504

> **Re:** **Battle Mountain Gold Exploration Corp.**
> **Form 10-KSB/A for the Fiscal Year Ended December 31, 2005**
> **Filed October 4, 2006**
> **File No. 000-50399**

Dear Mr. Kucher:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief